

January 25, 2011

Mr. Troy Lyndon
Chief Executive Officer
Left Behind Games Inc.
25060 Hancock Avenue, Suite 103 Box 110
Murrieta, California 92562

> **Re:** **Left Behind Games Inc.**
> **Form 8-K filed January 20, 2011**
> **Form 8-K/A filed January 24, 2011**
> **File No. 000-50603**

Dear Mr. Lyndon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note your disclosure regarding the engagement of Malone Bailey LLP. Please amend your filing to specify the time frame covered by the disclosure required under Item 304(a)(2) of Regulation S-K. Ensure that your disclosure covers the two most recent fiscal years and subsequent interim period through engagement.

2.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant